June Howard

Senior Vice President

Chief Accounting Officer

Financial Services

April 19, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aflac Incorporated

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page 79

1.	Please provide us proposed revised MD&A or footnote disclosure to be included in future periodic reports that clarifies why you recorded an income tax benefit of $32 million, or 3.4%, against total other comprehensive income of $941 million in 2010, when you recorded an income tax expense of $351 million, or 36.5%, against total other comprehensive income of $962 million in 2009 and an income tax benefit of $1,555 million, or 50.6%, against total other comprehensive loss of $3,071 million in 2008. Separately explain to us how you allocated your intraperiod taxes between continuing operations and other comprehensive income and reference for us the authoritative literature you relied upon to support your allocation.

Response:

As disclosed on page 64 of our Form 10-K in the Analysis of Financial Condition section of the MD&A (subsection Hedging Activities), Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our net investment in Aflac Japan. Also disclosed on page 80 of our Form 10-K in Note 1 of the Notes to the Consolidated Financial Statements, Aflac Japan maintains this investment portfolio of dollar-denominated securities on behalf of Aflac U.S. As a result, the functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. For tax purposes, since these securities are assets of Aflac Japan, the foreign exchange gain/loss will be realized and will be taxable in Japan and the U.S. when the securities mature or are sold.

ASC Topic 830 and ASC 740 requires measurement of foreign deferred tax assets and liabilities for temporary differences between the foreign currency financial statement carrying amounts and the foreign currency tax bases of the assets and liabilities in the foreign tax jurisdiction. The resulting foreign deferred tax assets and liabilities are then translated into the reporting currency. Since the functional currency of Aflac Japan’s dollar-denominated portfolio is the U.S. dollar, there is no translation adjustment to record in other comprehensive income (OCI) for these investments when the exchange rate changes. An example is provided below to assist in understanding the foregoing aspects of the accounting guidance.

Example

An illustration of the application of ASC 830 and ASC 740 as it relates to OCI is as follows:

December 31, 2009:

Assume that Aflac Japan buys a bond denominated in U.S. dollars (USD) for $1,000. The bond is translated into ¥92,100 using the current exchange rate of 92.10 yen to one dollar. It is recorded on the USD books of Aflac Japan at $1,000 and the Yen books of Aflac Japan at ¥92,100.

December 31, 2010:

The current exchange rate is now 81.49 yen to one dollar. The bond is still recorded on the USD books of Aflac Japan at $1,000. It is now recorded on the Yen books of Aflac Japan at ¥81,490. The following represents the amounts of gain (loss) that would be recorded if the bond were disposed on this day if sold for $1,000:

	U.S. GAAP consolidated financial statements	Japan Tax	U.S. Tax
Assumed proceeds	$1,000	¥81,490	¥81,490
Basis	1,000	92,100	92,100

Gain (loss)	$—	¥(10,610)	¥(10,610)

Translation of gain (loss)	$—		$(130.2)

Tax expense (benefit) on gain (loss)	$—	¥(3,841)
Translation of tax expense (benefit)	—	$(47.1)
Reduction to U.S. tax rate	—		$1.5

Net current tax expense (benefit)*	$(45.6)	$(47.1)	$1.5

*	Japan statutory tax rate of 36.2% and U.S. statutory tax rate of 35%

ASC 740 requires the recording of deferred taxes on the GAAP and tax basis difference that resulted from the currency fluctuation. Therefore, a deferred tax benefit should be recorded for the $47.1 tax benefit that would be incurred in Japan and the $1.5 tax expense to which Aflac would be obligated in the U.S. if the bond were disposed. Assuming Aflac only had this one bond, the roll forward of OCI on the U.S. GAAP books would be shown as follows:

Accumulated other comprehensive income, beginning of year	$—
Change in unrealized investment gains and losses	—
Tax (expense) benefit	45.6
Accumulated other comprehensive income, end of year	$45.6

When the yen strengthens against the dollar, as it did at December 31, 2010 compared with 2009, an unrealized foreign currency loss is calculated for tax purposes, and we record a deferred tax benefit for this portfolio of dollar-denominated securities. When the yen weakens against the dollar, as it did at December 31, 2009 compared with 2008, an unrealized foreign currency gain is calculated for tax purposes, and we record a deferred tax expense for this portfolio of dollar-denominated securities.

Total taxes are computed and allocated first to items included in continuing operations and then to other comprehensive income and shareholders’ equity according to ASC 740-20-45, which states the following:

Total income tax expense or benefit includes current and deferred income taxes. After determining total income tax expense or benefit under those requirements, the intraperiod tax allocation guidance is used to allocate total income tax expense or benefit to different components of comprehensive income and shareholders’ equity.

Income tax expense or benefit for the year shall be allocated among:

a. Continuing operations

b. Discontinued operations

c. Extraordinary items

d. Other comprehensive income

e. Items charged or credited directly to shareholders’ equity.

In response to your comment, we propose to make the following changes to our MD&A disclosure (Analysis of Financial Condition, Hedging Activities) beginning with the quarter ending March 31, 2011.

Our primary exposure to be hedged is our net investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income. Second, we have designated the Parent Company’s yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans) as a hedge of our investment in Aflac Japan. [The remainder of our disclosure regarding the net investment hedge would remain unchanged.]

In response to your comment, we propose to make the following changes to our footnote disclosure (Note 4, Derivative Instruments, Nonderivative Hedges section, beginning with the 10-Q for the quarter ending March 31, 2011 and Note 1, Summary of Significant Accounting Policies, Translation of Foreign Currencies section, beginning with the 10-K for the year ending December 31, 2011).

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income.

Comment:

Notes to Consolidated Financial Statements

3.	Investments

Analysis of Securities in Unrealized Loss Positions

Bank and Financial Institution Investments, page 102

2.	Please provide us proposed revised disclosure to be included in future periodic reports that explains why you believe that your investments in Greek financial institutions are not impaired. Please explain how these institutions continue to have the ability to service their obligations despite their downgrade to below investment grade in the second quarter of 2010.

Response:

In response to your comment, we propose to make the following changes to our disclosure regarding our investments in Greek financial institutions beginning with the quarter ending March 31, 2011. For illustrative purposes, the disclosure below was drafted using the disclosure on page 95 of our Form 10-K filing for the year ended December 31, 2010.

As of December 31, 2010, our investment exposure to sovereign debt and financial institutions in Greece, Ireland, Italy, Portugal and Spain consisted of the following:

Investments in Greece, Ireland, Italy, Portugal and Spain

(In millions)	Amortized Cost		Fair Value
Sovereign and supranational:
Italy	$307		$306
Spain	730		782

Total	$1,037		$1,088

Banks and financial institutions:
Greece	$1,152		$391
Ireland	710		659
Italy	184		183
Portugal	859		770
Spain	526		503

Total	$3,431	(1)	$2,506

(1)	Represents 12% of total investments in the banks and financial institutions sector and 4% of total investments in debt and perpetual securities

During the second quarter of 2010, our investments in the Greek financial institutions, all of which are Lower Tier II subordinated debt, were downgraded to below investment grade. As a result of the downgrades, we reclassified these investments from held to maturity to available for sale. We believed the downgrade of the Greek banks was largely related to the problems of the Greek government and its poor fiscal management, rather than the banks’ specific credit profiles. The three Greek bank issuers that comprised our Greek financial institution holdings had, on average, Tier 1 capital ratios higher than Italian, Irish, Portuguese, and Spanish peers. The level of their capital was at a level that we felt could sustain deterioration in assets and operations that accompany economic conditions, such as those that the Greek economy was encountering in 2010 and those expected in the next few years. All three Greek banks had sufficient capital under the stress testing applied by the Committee of European Banking Supervisors (CEBS) in July 2010. However, the problems of the Greek government and related ratings downgrades have caused a decline in the confidence of depositors and capital market participants in the Greek banking system. As a result, the banks have significantly relied upon the European Central Bank (ECB) for liquidity via posting of collateral, which tends to be in the form of Greek Government Bonds (GGBs) or debt guaranteed by the sovereign. As of December 31, 2010, all of the Greek banks were current on their obligations to us. While these financial institutions have significant investments in GGBs, as of December 31, 2010, we believed that these institutions would be solvent even if there were a future restructuring of GGBs and they would have the ability to meet their obligations to us. In addition, as of December 31, 2010, we had the intent to hold these investments to recovery in value. As a result, we did not recognize an other-than-temporary impairment for these investments as of December 31, 2010.

Since December 31, 2010, Greece has remained under pressure, which has also continued to weigh on the Greek banks. Skepticism over the rigor of the capital stress tests applied by the CEBS in July 2010 has grown, especially as further problems have developed in the capital of the Irish banks. On February 18, 2011, National Bank of Greece (NBG) announced its proposal for a “friendly merger” with Alpha Bank; Alpha Bank rejected this proposal. However, this proposal highlighted risks that accompany consolidation among the top three banks in Greece. While the proposal could have created a national champion in Greek banking, it also would have concentrated ownership of GGBs in the combined entity and formed a very low-rated entity among our top ten largest investment holdings. Two rating agencies downgraded the Greek banks subsequent to downgrading the sovereign during the first quarter of 2011 (on January 17, 2011, and March 9, 2011). In the latter action, the rating agency lowered the ratings indicative of the banks’ intrinsic financial strength due to the persistent pressure on liquidity, asset quality and material exposure to GGBs. In light of the above increased risks and, in particular, the March 9, 2011 downgrade, we no longer supported our previous intent to hold our Greek bank investments to recovery in value. In March 2011, we sold one of our Greek bank holdings, Alpha Bank, and recognized an investment loss of $177 million ($115 million after-tax). For the quarter ended March 31, 2011, we recognized other-than-temporary impairment losses for the remaining two Greek bank holdings. [Note: Impairment figures will be inserted once they are finalized.]

In responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:	Mark Brunhofer, Senior Staff Accountant

Kei Nakada, Staff Accountant

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